UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs agreement for the sale of the RLAM refinery

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Rio de Janeiro, March 24, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed today, informs that it has signed a contract with MC Brazil Downstream Participações, a company of the Mubadala Capital group, for the sale of the company's shares that will hold the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in the state of Bahia, for US$ 1.65 billion.

As disclosed, the agreement provides for adjustments in the sale value due to variations in working capital, net debt and investments until the closing of the transaction, and that the operation is subject to compliance with precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE).

Until the conditions precedent are met and the transaction is closed, Petrobras will maintain normal operations of the refinery and all associated assets. After the closing, Petrobras will continue to support Mubadala Capital in the operations of RLAM during a transition period. This will happen under a service agreement, avoiding any operational disruption. Petrobras and Mubadala Capital reaffirm their strict commitment to operational safety at RLAM in all phases of the operation.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

The transaction is in compliance with the current strategic plan and it is aligned with the optimization of the portfolio and the improvement of the company's capital allocation, aiming to generate value for our shareholders.

About RLAM

RLAM, located in São Francisco do Conde in the state of Bahia, has a processing capacity of 333 thousand barrels/day (14% of Brazil's total oil refining capacity), and its assets include four storage terminals and a set of pipelines that connect the refinery and the terminals totaling 669 km in length.

About Mubadala Capital

Mubadala Capital is the asset management arm of Mubadala Investment Company PJSC, operating six integrated businesses that include private equity, public equity, venture capital and credit, in addition to a Brazil-focused investment business and certain sovereign investment partnerships. The various businesses invest globally across the capital structure in both public and private securities, whether directly or through third-party managed funds. In addition to managing its own balance sheet investments, Mubadala Capital manages third-party capital on behalf of institutional investors in four of its businesses, including three private equity funds, two early stage venture funds, a public fund and a number of managed co-investment vehicles in Brazil.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer